I-AM Capital Acquisition Company

1345 Avenue of the Americas, 11th Floor

New York, NY 10105

August 2, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance Office

of Transportation and Leisure

Washington, D.C. 20549

Attn: Justin Dobbie, Legal Branch Chief

Re:      I-AM Capital Acquisition Company

Revised Preliminary Proxy Statement on Schedule 14A

Filed July 27, 2018

  File No. 001-38188

Dear Mr. Dobbie:

I-AM Capital Acquisition Company (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 1, 2018, regarding the Revised Preliminary Proxy Statement on Schedule 14A previously filed on July 27, 2018.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments will be made in the Company’s Amendment No. 4 to the Proxy Statement on Schedule 14A (the “Proxy Statement”), to be filed contemporaneously with the submission of this letter.

Revised Preliminary Proxy Statement on Schedule 14A

General

1.	We note that the addendum to the Subscription Agreement contains an arbitration provision. Please tell us and revise to disclose whether this provision applies to claims under the federal securities laws.

In response to the Staff’s comment, we have amended the Subscription Agreement and the referenced addendum to remove the arbitration provision. A copy of the Second Amendment Cum Addendum to the Share Subscription Agreement is included in Annex A to the Proxy Statement. We have also revised relevant disclosure concerning the arbitration clause on page 46 of the Proxy Statement.

Risk Factors

Risks Related to Smaaash’s Share Equity, page 25

2.	We note your disclosure on page 25 that “no public trading market is expected to develop in the foreseeable future.” However, there have been media reports that Smaaash is planning to launch an initial public offering in India. If true, please disclose Smaaash’s plans regarding the offering and discuss the effects this could have on I-AM Capital Acquisition Company’s ownership of Smaaash.

We respectfully advise the Staff that, following reaching an agreement in principle with the Company, Smaaash has abandoned its plan to conduct an initial public offering in India.

Comparative Share Information, page 37

3.	Please update the table on page 38 to include historical information for Smaaash as of and for the year ended March 31, 2018.

In response to the Staff’s comment, we have updated the table on page 38 of the Proxy Statement as requested.

Background of the Transaction, page 51

4.	We note your responses to our prior comment 6 and reissue. Please revise this section throughout to describe the negotiations between the parties regarding the transaction, including who recommended the price per share and any changes to the price per share during the negotiations as well as who recommended the roles and representations each party would have in Smaaash and I-AM Capital.

In response to the Staff’s comment, we have revised our disclosure on the negotiations between the parties regarding the transaction on page 54 of the Proxy Statement.

Smaaash’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 112

5.	We refer you to the table on page 112 which sets forth Smaaash’s income statements for the periods ended March 31, 2018 and 2017. The total figures beginning with total tax expense through total comprehensive income for the period ended March 31, 2018 do not agree with the corresponding amounts presented in the consolidated statements of profit and loss and other comprehensive income on page F-4. Please revise to fix the inconsistencies.

In response to the Staff’s comment, we have fixed the inconsistency on page 112 of the Proxy Statement.

6.	Please correct the numerical formatting in this section. Specifically, we note the commas of the comparative financial data figures in the tables are misplaced.

In response to the Staff’s comment, we have corrected the numerical formatting in this section in the Proxy Statement.

Smaaash Entertainment Private Limited, page F-3

7.	Please revise the numerical formatting of the audited financial statements and related notes to the consolidated financial statements for Smaaash to correct the comma placement such that the figures read correctly.

In response to the Staff’s comment, we have corrected the numerical formatting of the audited financial statements and related notes for Smaaash in the Proxy Statement.

We thank the Staff in advance for its consideration of these changes. Should you have any questions regarding the foregoing, please contact our outside counsel, Benjamin S. Reichel, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

I-AM Capital Acquisition Company

By:	/s/ F. Jacob Cherian
Name: F. Jacob Cherian
Title: Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP